Exhibit 99.1

ReneSola Power Announces Rebranding and Changes Name to Emeren

-     New Name, Logo, Tagline and Website

-     Stock Symbol will Remain as SOL

-     With New Identity, Emeren Acknowledges Current Strategies and Continues Driving Towards a More Sustainable Future

Stamford, CT, January 30, 2023 – ReneSola Ltd (“ReneSola Power” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading global solar project developer, owner, and operator, today announced it changed its corporate name to Emeren Group Ltd (“Emeren”), along with a new branding identity, effective immediately. The rebranding encompasses a new logo, tagline and website address at www.emeren.com.

Emeren stands for Empowering Renewables, to symbolize the Company’s substantial progress and continued dedication to growing solar and renewable energy development globally to deliver affordable and sustainable energy. The new logo, which features a sun against a blue background, represents the sun’s energy, signifies the Company’s commitment to sustainability and serves as a reminder of the importance of renewable energy.

“We are excited to unveil our rebranding and new name, which symbolizes the remarkable transformation we have undergone over the past five years and reflects the strategies we have implemented,” said Mr. Yumin Liu, Emeren’s Chief Executive Officer, “This rebranding not only provides us with a clear direction and foundation as we aim to become the world's premier solar project developer and operator, but also showcases our dedication to our partners, customers, and investors. It captures the essence of our future aspirations and achievements as we continue to drive innovation and growth in the solar industry.”

ReneSola Power is referred to as “Emeren” in this press release. The legal name “ReneSola Ltd.” is now “Emeren Group Ltd.” The Company’s NYSE stock trading name will be changed to “Emeren Group Ltd.” on or about February 9, 2023 and our trading symbol of “SOL” will remain the same. The Company’s ADR stock will continue to be listed on NYSE and the CUSIP number will remain the same.

About Emeren Group Ltd

Emeren Group Ltd. (NYSE: SOL) is a leading global solar project developer, owner, and operator with a ~3 GW pipeline of projects and IPP assets across Europe, North America, and Asia. The Company focuses on solar power project development, construction management and project financing services with local professional teams in more than 10 countries. For more information, go to www.emeren.com.

Safe Harbor Statement

This press release contains statements that constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company's continuing operations and you may not be able to compare such information with the Company's past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. Any forward-looking statement speaks only as of the date on which such statement is made and the Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

In the United States:

Emeren Group Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@emeren.com

IR@emeren.com

The Blueshirt Group

Mr. Gary Dvorchak

+1 (323) 240-5796

gary@blueshirtgroup.com